Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Sykes Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sykes Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sykes Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Sykes Financial Services, LLC stated that Sykes Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sykes Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sykes Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

January 19, 2018